SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of January 2003                           File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes ________                          No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

NEWS RELEASE
                                                          FOR IMMEDIATE RELEASE



                      BCI ANNOUNCES FOURTH QUARTER RESULTS

As a result of the adoption on July 17, 2002 of the Plan of Arrangement, and the completion of the sale of Bell Canada International Inc.'s ("BCI") interest in Telecom Americas Ltd. ("Telecom Americas") on July 24, 2002, BCI's consolidated statements of earnings and cash flows for the fourth quarter of 2002 reflect only the activities of BCI as a holding company. Axtel S.A de C.V. ("Axtel") and Canbras Communications Corp. ("Canbras") are recorded under Investments on the balance sheet at the lower of carrying value and estimated net realizable value and their operating results are not reflected on BCI's consolidated statements of earnings.

Fourth Quarter Results
BCI's balance sheet as at December 31, 2002 includes cash and temporary investments of $149.1 million, down $4.4 million from September 30, 2002. The reduction is mainly due to the payment of administrative expenses during the quarter. Current assets also include a $268.5 million note receivable, being the equivalent of US$170 million, which represents the remaining proceeds to be received on March 1, 2003 from the payment of the balance due under the America Movil S.A. de C.V. note (the "America Movil Note"). The carrying value of the America Movil Note declined by $1 million in the quarter reflecting a decline in the US dollar exchange rate. On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuations related to the US dollar denominated America Movil Note. The FX Option will ensure that the proceeds from the America Movil Note in Canadian dollars will not be less than $264 million.

BCI's interests in Axtel and Canbras are recorded on the balance sheet at $25 million, reflecting a write-down in the quarter of $71.6 million. The write-down is based on management's best estimates of net realizable value taking into account prevailing market conditions.

Total liabilities include BCI's 11% senior unsecured notes due September 2004 in the amount of $160 million and accrued liabilities of $23.3 million.

The net loss for the fourth quarter was $71.1 million, or $1.78 per share, reflecting the write-down of investments, administrative expenses, accrued interest expenses and unrealized foreign exchange losses on the America Movil Note and on cash and temporary investments held in US dollars, partially offset by the reduction of accrued liabilities for future costs related to discontinued operations.

Cash outlays from January 1, 2003 to December 31, 2003 are estimated at approximately $40 million, including accounts payable, accrued liabilities, net interest and administrative expenses. The foregoing estimate excludes any amounts that may be required to settle contingent liabilities such as law suits, the Vesper guarantees and the Comcel voice over IP claim.

Update on Assets Held for Disposition

BCI is actively seeking to dispose of its remaining assets, Canbras and Axtel. The following is a summary of the fourth quarter financial and operational results of both companies.

- Canbras' revenues reached $13.1 million in the quarter, down $1.9 million or 13% compared to the fourth quarter of 2001. This decrease is mainly as result of a devaluation of 45% in the Brazilian real compared to the Canadian dollar, partially offset by cable and internet access subscriber growth and price increases. EBITDA was $4 million, up from $0.5 million in the fourth quarter of 2001, primarily due to a reduction in operating expenses driven by the devaluation in the Brazilian real and a reduction in programming costs as a result of favourable price negotiations with programmers, partially offset by lower revenues. For the full year, revenues reached $62 million, an increase of $6 million, or 11%, relative to 2001. This growth was achieved despite a devaluation in the Brazilian real compared to the Canadian dollar of 20%. EBITDA in 2002 was $12 million up from nil in 2001. Debt at the end of 2002 was $29 million. As existing cash and cash generated from operations are not expected to be sufficient to meet current liabilities over the next 12 months, Canbras is pursuing refinancing alternatives as well as new sources of financing. There can be no assurance that such refinancing alternatives or any new financing can be arranged on acceptable terms or at all.

- Axtel's revenues were $99 million for the quarter, an increase of $5 million over the fourth quarter of 2001 driven by higher revenue per subscriber. EBITDA reached $31 million, up $27 million over the same quarter last year due primarily to reduced general, administrative and bad debt expenses. For the full year, revenues reached $384 million compared to $326 million in 2001. EBITDA for 2002 was $98 million compared to $6 million in 2001. Debt at the end of 2002 was $838 million. Axtel is pursuing refinancing alternatives as well as new sources of financing. For example, Axtel is currently in discussions with its major supplier with respect to the terms of its supply and financing contracts. There can be no assurance that such refinancing or any new financing can be arranged on acceptable terms or at all.

Plan of Arrangement Update

- On December 2, 2002, the Ontario Superior Court of Justice (the "Court") approved a Claims Identification Process for BCI. The Claims Identification Process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by Mr. Wilfred Shaw, a BCI shareholder, which certification decision is expected in the second quarter of 2003. BCI intends to contest the certification of Mr. Shaw's action.

- On the same day, the Court also ruled on certain procedural steps with respect to the class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that the lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action as against BMO Nesbitt Burns, Inc., one of the original defendants in the proceeding.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.


Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

Consolidated Statements of Earnings (Unaudited)
(In thousands of Canadian dollars, except per share amounts)

                                                                Three months ended                     Twelve months ended
                                                                   December 31,                           December 31,
                                                      ---------------------------------------  ------------------------------------
                                                            2002                 2001               2002                2001
                                                      -----------------    ------------------  ----------------   -----------------
                                                                           Restated (Note 2)                      Restated (Note 2)

Revenues                                              $                      $     135,860         $  231,639      $  373,929
                                                                   -

Cost of sales                                                      -                65,522            101,472         176,987
Selling, general and administrative expenses                   3,026                46,237             77,993         139,316
Depreciation and amortization                                     42                60,300             72,885         192,782
                                                      -----------------    ------------------  ----------------   -----------------

Operating loss from continuing operations                     (3,068)              (36,199)           (20,711)       (135,156)

Foreign exchange gain (loss)                                  (1,814)              113,806            (64,504)        (69,532)
Interest expense                                              (4,622)              (92,100)          (121,900)       (228,387)
Gain (loss) on investments (Note 3)                          (71,627)                1,662           (412,226)       (157,626)
Other                                                          1,254                16,989              1,714          40,671
                                                      -----------------    ------------------  ----------------   -----------------
Earnings (loss) from continuing operations before            (79,877)                4,158           (617,627)       (550,030)
non-controlling interest

Non-controlling interest                                           -                (8,727)             5,274          24,561
                                                      -----------------    ------------------  ----------------   -----------------
Net earnings (loss) from continuing operations               (79,877)               (4,569)          (612,353)       (525,469)
Discontinued operations  (Note 6)                              8,752               (16,743)           652,374         220,022
                                                      -----------------    ------------------  ----------------   -----------------
Net earnings (loss)                                          (71,125)              (21,312)            40,021        (305,447)
Interest on convertible debentures                                 -                (7,104)            (3,233)        (28,144)
                                                      -----------------    ------------------  ----------------   -----------------

Net earnings (loss) applicable to common shares       $       (71,125)      $      (28,416)       $    36,788      $ (333,591)

                                                      =================     ================    ==================  ================
Earnings (loss) per common share - basic              $         (1.78)      $      (43.12)        $      1.05      $  (506.21)
    and diluted (Note 7)
                                                      =================    ==================  ================   =================



------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Deficit (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                   Three months ended                    Twelve months ended
                                                                      December 31,                          December 31,
                                                          -------------------------------------  -----------------------------------
                                                               2002                 2001               2002               2001
                                                          ----------------     ----------------  -----------------  ----------------
                                                                               Restated (Note 2)                  Restated (Note 2)

Deficit, beginning of period, as previously reported       $ (1,616,507)         $   (954,573)     $  (870,241)      $ (506,669)
Cumulative effect on prior years of change in accounting
policy for foreign currency translation (Note 2)                       -                    -         (112,748)        (142,729)
                                                          ----------------     ----------------  -----------------  ----------------

Deficit, beginning of period, as restated                     (1,616,507)            (954,573)        (982,989)        (649,398)
Transitional goodwill impairment  (Note 2)                             -                    -         (732,431)               -
Net earnings (loss)                                              (71,125)             (21,312)          40,021         (305,447)
Interest on convertible debentures                                     -               (7,104)          (3,233)         (28,144)
Share issue costs                                                      -                    -           (9,000)               -
                                                          ----------------     ----------------  -----------------  ----------------
Deficit, end of period                                     $   (1,687,632)       $   (982,989)   $  (1,687,632)       $(982,989)
                                                          ================     ================  =================  ================

------------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                       Unaudited
                                                                         As at                         As at
                                                                     December 31,                  December 31,
                                                                         2002                          2001
                                                                ------------------------       ----------------------
                                                                                                      Restated
                                                                                                      (Note 2)
Current assets
Cash and cash equivalents                                          $                2,617                 $  378,204
Temporary investments (Note 4)                                                    146,488                          -
Notes receivable (Note 3)                                                         268,532                     42,361
Accounts receivable                                                                 1,560                    162,578
Inventory                                                                               -                     65,192
Prepaid expenses and other current assets                                           1,317                     28,522
                                                                   -----------------------       ---------------------
                                                                                  420,514                    676,857

Investments (Note 3)                                                               25,000                          -
Fixed assets, net                                                                     168                  1,185,460
Licenses, net                                                                           -                  1,246,233
Deferred charges                                                                    1,550                     87,863
Goodwill                                                                                -                  1,449,129
Other assets                                                                            -                    109,241
                                                                   -----------------------       ---------------------
                                                                                $ 447,232                $ 4,754,783

                                                                   =======================       =====================

Current liabilities
Short-term loan facilities (Note 5)                                 $                   -                  $ 931,728
Notes payable                                                                           -                    145,510
Accounts payable and accrued liabilities                                           23,304                    381,228
Long-term debt due within one year                                                      -                    661,953
                                                                   -----------------------       ---------------------
                                                                                   23,304                  2,120,419


Long-term debt                                                                    160,000                  1,539,300
Other long-term liabilities                                                             -                     84,640
Deferred income                                                                         -                    493,776
Future income taxes (Note 6)                                                            -                     79,733
                                                                   -----------------------       ---------------------
                                                                                   183,304                 4,317,868
                                                                   -----------------------       ---------------------
Non-controlling interest                                                                -                     98,397
                                                                   -----------------------       ---------------------

Commitments and contingencies (Note 8)

Shareholders' equity
Convertible debentures                                                                  -                    436,826
Put option                                                                              -                    174,288
Stated capital (Note 7)                                                            10,000                    846,101
Contributed surplus (Note 7)                                                    1,941,560                          -
Deficit                                                                        (1,687,632)                  (982,989)
Foreign currency translation adjustment                                                 -                   (135,708)
                                                                   -----------------------       ---------------------
                                                                                  263,928                    338,518
                                                                   -----------------------       ---------------------
                                                                           $      447,232                 $ 4,754,783
                                                                   =======================       =====================


------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows  (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                       Three months ended                  Twelve months ended
                                                                          December 31,                        December 31,
                                                                  -----------------------------       ------------------------------
                                                                          2002            2001                 2002            2001
                                                                  -------------   -------------       --------------  --------------
                                                                                    Restated                             Restated
                                                                                    (Note 2)                             (Note 2)
Operations
Net earnings (loss) from continuing operations                    $    (79,877)   $   (4,569)          $  (612,353)     $ (525,469)
Items not affecting cash
  (Gain) loss on investments                                            71,627          (1,662)            412,226         157,626
   Depreciation and amortization                                            42          60,300              72,885         192,782
   Non-controlling interest                                                  -           8,727              (5,274)        (24,561)
   (Gains) losses on foreign exchange                                    1,781         (76,405)             67,184          72,427
   Accreted interest on long-term debt                                       -          10,240              31,615          41,889
   Amortization of premium on temporary investments                        328               -                 328               -
   Amortization of discount on notes                                         -           4,750               7,039          14,344
Changes in working capital items                                         2,208         (22,406)            (48,057)         42,688
                                                                  -------------   -------------       --------------  --------------
Cash used for continuing operations                                     (3,891)        (21,025)            (74,407)        (28,274)
                                                                  -------------   -------------       --------------  --------------

Investing activities
Notes receivable                                                             -         (10,361)            110,071         400,934
Capital expenditures                                                         -         (73,707)            (41,189)       (102,609)
Other long-term assets                                                       -         (13,962)             (2,440)          8,268
Proceeds from sale of investment in Telecom Americas Ltd.                    -               -             226,187               -
Temporary investments                                                  (80,229)              -            (146,480)        211,718
Effect of dilution of joint venture investee (net of cash)                   -          (4,523)                  -          (4,523)
Reduction in cash and cash equivalents due to
deconsolidation of Telecom Americas Ltd.                                     -               -            (488,867)              -
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                                -          (5,366)            (20,869)       (630,648)
                                                                 -------------    -------------       --------------  --------------

Cash used for continuing investing activities                          (80,229)       (107,919)           (363,587)       (116,860)
                                                                  -------------   -------------       --------------  --------------
Financing activities
Short-term loan facilities                                                   -          75,947            (348,503)        387,275
Increase (decrease) in notes payable                                         -          53,720             121,351        (465,249)
Addition of long-term debt                                                   -         214,506             177,452         265,023
Reduction of long-term debt                                                  -         (38,087)           (220,887)       (241,657)
Issuance of common shares                                                    -               -             440,242             565
Share issue costs                                                            -               -              (9,000)              -
Interest paid on convertible debentures                                      -              (4)            (40,060)        (16,876)
Other long-term liabilities                                                  -          32,806               6,516          47,593
Amounts distributed to non-controlling interests                             -               -                   -         (13,134)
                                                                 --------------  --------------        -------------   -------------
Cash provided by (used for) continuing financing                             -         338,888             127,111         (36,460)
activities
                                                                  -------------   -------------       --------------  --------------

Foreign exchange loss on cash held in foreign currencies                     -          19,429             (27,567)         10,787
                                                                  -------------   -------------       --------------  --------------
Cash provided by (used for) discontinued operations                          -         (44,252)            (37,137)        425,331
(Note 6)
                                                                  -------------   -------------       --------------  --------------

Net increase (decrease) in cash and cash equivalents                   (84,120)        185,121            (375,587)        254,524
Cash and cash equivalents, beginning of period                          86,737         193,083              378,204        123,680
                                                                  -------------   -------------       --------------  --------------
Cash and cash equivalents, end of period                          $       2,617    $   378,204        $       2,617      $ 378,204
                                                                  =============   =============       ==============  ==============


See Note 9 for supplementary cash flow information

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Basis of Presentation
         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 as set out on pages 14 to 48 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2001 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). The interim consolidated financial statements should also be read in conjunction with the Corporation's Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Circular") dated June 10, 2002.

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2001 Annual Report and the Circular.

         PLAN OF ARRANGEMENT

         On July 12, 2002 the Shareholders and Noteholders of BCI approved a Plan of Arrangement under the CBCA. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

         o Performance by BCI of all its obligations pursuant to the Share Purchase Agreement to effect the Telecom Americas Disposition (see Note 3);
         o A Share Consolidation such that following the consolidation, BCI would have 40 million shares outstanding; With the assistance of an appointed Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
         o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
         o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, proceed to the liquidation of BCI and the final distribution to BCI's stakeholders with the assistance of the Monitor and the approval of the Court; and
         o Following the liquidation of BCI and the final distribution to BCI's stakeholders, the dissolution of BCI.

UPDATE ON THE PLAN OF ARRANGEMENT

On December 2, 2002, the Ontario Superior Court of Justice (the
"Court") approved a Claims Identification Process for BCI.

The Court also ruled on certain procedural steps with respect to the class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures (see Note 8b). In accordance with an agreement reached between the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

The Claims Identification Process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by Mr. Wilfred Shaw (see Note 8c), a BCI shareholder, which certification decision is expected in the second quarter of 2003. BCI intends to

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1. Basis of Presentation (cont'd) contest the certification of Mr. Shaw's action.

         Following the period for the identification of claims, it is expected that the Court, upon the advice of Ernst & Young Inc., the Monitor under BCI's Plan of Arrangement, will make further orders with respect to the timing, determination and resolution of the identified claims.

         BASIS OF PRESENTATION
         As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to BCI stakeholders. The consolidated balance sheet at December 31, 2002 also reflects BCI's 75.6% interest in Canbras and its 27.7% interest in Axtel as long-term investments recorded at the lower of carrying value and net realizable value. Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

         BCI RECAPITALIZATION
         On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan to enable the Corporation to meet its then short-term funding obligations and avoid immediate demands for repayment of other indebtedness. The Recapitalization Plan included the following:


         o A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million;
         o Settlement of obligations totaling approximately $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;
         o  The intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note 6); and
         o  The amendment and restatement of BCI's existing credit facility (the
            "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003 (see Note 5).

Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the Credit Facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Americas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess acquisition (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements except as described in Note 1 and as noted below. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at December 31, 2002 and the results of operations and cash flows for the three and twelve months ended December 31, 2002 and 2001, respectively.

         For a description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2001.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)

         USE OF ESTIMATES
         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments is subject to significant measurement uncertainly (see Note
         3).

         NEW ACCOUNTING POLICIES AND RESTATEMENTS
         Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA"):

         Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $112,748,000, deferred charges decreased by $112,071,000, non-controlling interest decreased by $677,000 and net earnings for the three and twelve months ended December 31, 2001 increased by $36,433,000 and $29,981,000 respectively.

         Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

         The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with the transitional provisions of
         Section 3062, $732,431,000 was charged to opening deficit.

         For the three and twelve months ended December 31, 2001, goodwill amortization amounted to $19,192,000 and $71,003,000, respectively. In accordance with the provisions of Section 3062, prior period net earnings have not been restated to reflect the non-amortization of goodwill.

         Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments": These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

         The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corpora- tion's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments

         Investments are comprised of the Corporation's investments in Axtel and Canbras.

         As at June 30, 2002 the Corporation recorded a $339,327,000 write-down of its investment in Telecom Americas to net realizable value. On July 24, 2002, the Corporation completed the sale of its interest in Telecom Americas (see below).

         The Corporation's investments in Axtel and Canbras are recorded at the lower of carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000, included in discontinued operations (see Note 6). During the fourth quarter, the Corporation's management assessed that the decline in value of its investments in Canbras and Axtel was other than a temporary decline taking into account the financial situations of both companies as well as the prevailing market conditions. As a result, the Corporation recorded an additional write-down in the amount of $71,627,000, included in loss on investments.

         Management's best estimate of the net realizable value of the investments is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil and Mexico; the weakness of the Brazilian real relative to the Canadian dollar; ongoing discussions by Axtel with its major supplier with respect to supply and financing contracts; and whether, if requested, BCI makes further incremental investments in either or both these companies.

         TELECOM AMERICAS' DISPOSITION

         BCI's interest in Telecom Americas was effectively reduced to 34.2% on June 3, 2002, upon the contribution of equity to Telecom Americas by America Movil. As a result, BCI ceased to jointly control Telecom Americas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Americas using the proportionate consolidation method and accounted for the investment at the lower of the equity carrying value and net realizable value.

         Pursuant to a Share Purchase Agreement announced on June 3, 2002, BCI completed the sale of its investment in Telecom Americas on July 24, 2002 to America Movil, for approximately US$366 million and realized no gain or loss.

         The principal terms of the Telecom Americas Disposition were as follows:

         o On the Closing Date, July 24, 2002, America Movil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by America Movil and its principal operating subsidiary, Radio-movil Dipsa, S.A. de C.V. (Telcel); and
        o Release of BCI, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.


         On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the US dollar denominated AMX Note. The FX Option will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments (cont'd)

         On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Proceeds to the Corporation were US$47.4 million, net of a discount for early prepayment. In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in results of operations.

         INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

         During the year ended December 31, 2002, the Corporation indirectly acquired or increased its effective economic interest in certain companies and divested others. Each acquisition was accounted for using the purchase method.

         a) On February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Americas with its partners America Movil and SBC International, Inc. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil with reduced consolidated indebtedness.

              The Reorganization included the following transactions:

         o Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;
         o America Movil transferred cash of US$80,000,000 and transferred its 41% indirect interest in ATL to Telecom Americas; o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;
         o Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and o Telecom Americas distributed its 60% indirect interest in Techtel to America Movil

         b) During 2002, b) as a result of the Reorganization, BCI recorded a net gain in the amount of $692,212,000 (see note 6), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

         c) On March 6, 2002, Telecom Americas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

         d) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Americas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000
              (US$56,418,000) resulting in additional goodwill of $9,122,000.

         e) On April 19, 2002, Telecom Americas completed a transaction whereby a private investor purchased US$300 million of non-redeemable convertible preferred shares of Telecom Americas. The proceeds were used to repay debt.

4.       Temporary Investments

         During the fourth quarter, the Corporation purchased investment grade bonds in the amount of $42,690,000 with a face value of $41,558,000. The premium of $1,132,000 is being amortized over the remaining term to maturity. The bonds mature at varying dates from February 24, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 5.4% to 8.55%. The effective yields on the bonds range from 2.61% to 3.49%. At December 31, 2002 the estimated fair value of the bonds amounted to $43,179,000. During 2002, the Corporation also purchased investment grade commercial paper denominated in Canadian dollars and in US dollars in the amount of $46,877,000 and $56,914,000 (US$36,243,000) respectively. The commercial paper matures at varying dates from

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

4.     Temporary Investments (cont'd)

       January 6, 2003 to April 16, 2003. The effective yields on the commercial paper ranges from 2.78% to 2.94% on the Canadian denominated commercial paper and from 1.54% to 1.81% on the US denominated commercial paper. At December 31, 2002 the estimated fair value of the commercial paper amounted to $104,821,000.

5.     Credit Facility

       Prior to entering into the Share Purchase Agreement relating to the Telecom Americas Disposition, BCI sought and obtained the Lenders' Consent, which was required pursuant to the terms of the Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI would repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date of the Telecom Americas Disposition. On July 24, 2002, the Corporation repaid all the outstanding indebtedness under the Amended and Restated Credit Facility, which was then permanently cancelled.

6.     Discontinued operations

       Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile
       (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization (see Note 3a). Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed as provided for in the Reorganization.

       Asia Mobile
       On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

       Latin America CLEC
       Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised at the time of Axtel as well as Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers"). On September 30, 2001, the Corporation wrote-off its investment in the Vespers.

       Net earnings (loss) from discontinued operations are as follows:

                                                                       Three months ended               Twelve months ended
                                                                          December 31,                      December 31,
                                                                 --------------------------------   -----------------------------
                                                                     2002              2001             2002            2001
                                                                 -------------    ---------------   -------------   -------------
         Revenues applicable to discontinued operations,
           excluded from consolidated revenues                   $         -     $      73,608      $         -      $   288,752
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net operating earnings (loss) from discontinued
           operations, net of tax:                                         -           (25,301)               -         (229,849)
         Gain on sale of investment in KG Telecom, (net of
           applicable income taxes of $44,522,000)                         -                 -                -          502,140
         Amortization of deferred gain                                     -             8,558                -           34,217
         Write-off of Vespers                                              -                 -                -          (86,486)
         Net gain on Reorganization (Note 3) (a)                       8,752                 -          692,212                -
         Loss on write-down of investments (Note 3)                        -                 -         (108,601)               -
         Loss on write-off of put option (Note 7)                          -                 -          (15,898)               -
         Reversal of future income tax liabilities  (b)                    -                 -           79,733                -
         Other                                                             -                 -            4,928                -
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net earnings (loss) from discontinued operations        $      8,752     $    (16,743)      $  652,374     $    220,022
         ----------------------------------------------------    -------------    ---------------   -------------   -------------

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Discontinued operations  (cont'd)

          (a) In the fourth quarter, BCI determined that certain provisions for future costs amounting to $8,752,000 recorded at the time of the Reorganization were no longer necessary and accordingly were reversed.
         (b) In light of recent financial developments, management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies which have since been treated as discontinued operations.

        Amounts related to the discontinued operations included in the consolidated balance sheet as at December 31, 2001 are as follows:

         Current assets                                        $    133,774
         Fixed assets, net                                           524,709
         Licenses, net                                               230,060
         Goodwill                                                    175,987
         Other assets                                                137,729
         -----------------------------------------------       ---------------
         Total assets                                          $ 1,202,259

         Current liabilities                                         293,455
         Long-term debt                                              579,421
         Deferred income                                             423,497
         -----------------------------------------------       ---------------
         Total liabilities                                        1,296,373

         -----------------------------------------------       ---------------
         Non-Controlling interest                                     48,714
         -----------------------------------------------       ---------------
         Net assets (liabilities)                              $   (142,828)
         -----------------------------------------------       ---------------



Cash flows from discontinued operations are as follows:

                                                                      Three months ended                Twelve months ended
                                                                         December 31,                       December 31,
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

         Operating activities                                    $        -          $  11,609      $      7,357    $   (328,076)
         Investing activities                                             -            (32,972)          (61,567)        502,262
         Financing activities                                             -            (23,092)           18,062         252,838
         Foreign exchange gain (loss) on cash held in
         foreign currencies                                               -                203              (989)         (1,693)
         ----------------------------------------------------    -------------    -------------     -------------   -------------
         Cash flows (used for) from discontinued operations      $                                  $
                                                                          -        $   (44,252)          (37,137)    $   425,331
         ----------------------------------------------------    -------------    -------------     -------------   -------------

7.       Stated capital

         A) CHANGES IN COMMON SHARES, FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002 ARE AS FOLLOWS:

         On July 12, 2002, the Shareholders and Noteholders of BCI approved the Plan of Arrangement which included, among other things, a share consolidation such that following the consolidation, BCI would have 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.


                                                                             Number of                 Stated
                                                                               shares                  capital
                                                                          -----------------       ------------------

                 Balance, December 31, 2001                                        658,897          $   846,101
                    Issuance of shares - Rights offering                        24,922,166               440,242
                    Issuance of shares - Convertible debentures                 12,156,291               400,000
                    Issuance of shares - BCE Convertible loan                    2,262,646                78,371
                    Transfer to contributed surplus                                      -           (1,754,714)
                                                                          -----------------       ------------------
                 Balance, December 31, 2002                                     40,000,000          $     10,000
                                                                          =================       ==================

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

         In connection with the Plan of Arrangement, on July 12, 2002, the Shareholders approved a resolution with respect to the reduction of the stated capital of the Corporation to $10,000,000 and transfer of the amount withdrawn from stated capital to contributed surplus.

         On January 11, 2002, BCI closed a Rights Offering of units for cash proceeds of $440,241,800. Each unit, priced at $11,993.28 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

         On February 15, 2002, 24,922,166 common shares were issued upon the automatic exercise of the principal warrants at a price of $17.66 per share.

         Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to unrelated financial investors (affiliates of American International Group, Inc. "AIG") in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants.

         On July 12, 2002, the Corporation received notice that American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") had sold their indirect interest in Comcel to a wholly owned subsidiary of America Movil. Accordingly, the Holders' right to put this interest in Comcel to BCI pursuant to a December 10, 1998 Put Option Agreement was terminated pursuant to its terms. As a result, no BCI common shares will be issued to the Holders, and the secondary warrants automatically expired. Furthermore, the deferred asset recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option was written off during the second quarter and is included in net earnings from discontinued operations.

         In addition, the accreted value of the Put Option was reclassified to contributed surplus on June 30, 2002.

         As part of the Recapitalization Plan, the Corporation, on February 15, 2002, settled certain short-term obligations totaling $478 million through the issuance of common shares, as follows:


         o 12,156,291 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $32.90 per share; and

         o 2,262,646 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $34.64 per share.

         B)   STOCK OPTIONS

              At December 31, 2002, 9,541 stock options were outstanding of which 6,737 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation.

         C) EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

              The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the Share Consolidation described in Note 1, took place as of January 1, 2002:


------------------------------------------------------------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated Capital (cont'd)

                                                                          Three months ended                 Twelve months ended
                                                                          December 31,                       December 31,
                                                                  -----------------------------      -----------------------------
                                                                          2002            2001               2002            2001
                                                                  -------------   -------------      -------------  --------------
          Numerator:
          Net earnings (loss) from continuing operations          $   (79,877)     $    (4,569)       $  (612,353)   $  (525,469)
          Interest on convertible debentures                                 -          (7,104)            (3,233)       (28,144)
                                                                  -------------   -------------      -------------  --------------
          Net earnings (loss) from continuing operations
          applicable to common shares - basic and diluted         $     (79,877)    $   (11,673)       $  (615,586)   $  (553,613)
                                                                  -------------   -------------      -------------  --------------
          Weighted-average number of shares - basic and
          diluted                                                       40,000             659             35,150            659
                                                                  -------------   -------------      -------------  --------------
          Basic and diluted earnings (loss) per share from
          continuing operations                                    $     (2.00)     $    (17.71)     $     (17.51)    $   (840.08)
                                                                  =============   =============      =============  ==============


          The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.


          D)  EARNINGS (LOSS) PER SHARE

              The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

                                                                         Three months ended                 Twelve months ended
                                                                            December 31,                        December 31,
                                                                  ------------------------------      -----------------------------
                                                                           2002            2001               2002            2001
                                                                  --------------   -------------      -------------  --------------
             Numerator:
             Net earnings (loss)                                  $    (71,125)      $  (21,312)       $    40,021    $ (305,447)
             Interest on convertible debentures                              -           (7,104)            (3,233)      (28,144)
                                                                  --------------   -------------      -------------  --------------
             Net earnings (loss) applicable to common
             shares - basic and diluted                           $    (71,125)         (28,416)      $     36,788      (333,591)
                                                                  --------------   -------------      -------------  --------------
             Weighted-average number of common
             shares - basic and diluted                                 40,000              659             35,150           659
                                                                  --------------   -------------      -------------  --------------
                      Basic and diluted earnings(loss) per share   $     (1.78)     $    (43.12)       $      1.05     $  (506.21)
                                                                  ==============   =============      =============  ==============

             Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

8.       Contingencies

         The Corporation has not accrued any amounts with respect to the following contingencies:

         a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

             As at December 31, 2002, the Vesper Debt amounted to the equivalent of approximately US$75.5 million and BCI's exposure under the Vesper Guarantees was the equivalent of approximately US$23.7 million. In January 2003, the Vesper companies entered into

-------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
-------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Contingencies  (cont'd)

         transactions that will pay down a portion of the Vesper Debt. As a result of this prepayment, the total Vesper Debt is expected to be reduced to approximately US$66 million and BCI's exposure under the Vesper Guarantees is expected to be approximately US$21 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt and with changes to the Brazilian real to US dollar exchange rate, subject to the cap of US$32.3 million.


         Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be exercised if:


               a) The Vespers default in the repayment of the principal
                  amount of the loans at maturity or upon early acceleration;
                  or

               b) In the event BCI is dissolved or liquidated.

         To the extent that BCI is required to pay the Vesper Guarantees, it will become a creditor of the Vespers.

         b) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

         c) On September 27, 2002 a lawsuit was filed with the Court by Mr. Wilfred Shaw, a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement.

            BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

         d) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. While Comcel's Colombian counsel believes the damage allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defence.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Commitments and contingencies  (cont'd.)

           BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

        e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's convertible unsecured subordinated debentures, has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

           BCI is of the view that the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

           The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation. As of January 24, 2003, CDP had not commenced legal proceedings.


9.       Supplementary cash flow information

                                                                      Three months ended                Twelve months ended
                                                                          December 31                       December 31
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

                  Interest paid                                        $    -         $ 72,020         $ 100,526       $ 137,696


                          Canbras Communications Corp.
   Financial and Operating Statistics
   Historical Data Q4 02 - Q4 01
   (Unaudited, Canadian GAAP at 100%)

                                                                      Three months ended         Twelve months ended
                                                                      -----------------------   -----------------------
                                                                      31-Dec-02   31-Dec-01      31-Dec-02  31-Dec-01
                                                                          (C$ Millions, unless otherwise indicated)
                                                                       --------------------------------------------------


   Income Statement - Selected Items
   Revenue                                                                 13         15            62         56
   EBITDA                                                                   4          1            12          -
   Net Income                                                              (4)       (16)          (17)       (33)

   Balance Sheet & Cash Flow - Selected Items
   Cash (1)                                                                10         35            10         35
   Debt                                                                    29         49            29         49
   Capital Expenditures                                                     2          6            10         53

   Operating Statistics - Cable
   Total homes passed                                                 871,528    826,041       871,528    826,041
   Basic subscribers                                                  191,443    171,099       191,443    171,099
   Internet Access subscribers                                         12,919      8,621        12,919      8,621
   Premium subscribers                                                 74,046     77,961        74,046     77,961
   Penetration homes passed                                                22%        21%           22%        21%
   Monthly net revenue per average cable subscriber($)                     22         33            25         32

   Foreign Exchange rates
   Rs/C$ - at period end                                                 2.24        1.46          2.24        1.46
   Rs/C$ - average for the period                                        2.34        1.61          1.80        1.50

   ---------------------------------------------------------------------------------------------------------------------------------
   (1) Cash includes cash, temporary investments and notes receivable.

--------------------------------------------------------------------------------

                  Axtel
   Financial and Operating Statistics
   Historical Data Q4 02 - Q4 01
   (Unaudited, Canadian GAAP at 100%)

                                                                      Three months ended         Twelve months ended
                                                                      -----------------------   -----------------------
                                                                      31-Dec-02   31-Dec-01      31-Dec-02  31-Dec-01
                                                                          (C$ Millions, unless otherwise indicated)
                                                                       --------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
   Income Statement - Selected Items
   Revenue                                                                99         94           384        326
   EBITDA                                                                 31          4            98          6
   Net Income                                                            (23)       (34)         (169)      (162)

   Balance Sheet & Cash Flow - Selected Items
   Cash (1)                                                               47         21            47          21
   Debt                                                                  838        813           838         813
   Capital Expenditures                                                   13         56            84         264

   Operating Statistics - Total
   Number of lines at end of period                                  295,141    290,132       295,141     290,132
   Average lines                                                     292,648    287,639       289,249     274,654
   Net adds                                                            6,109     10,047         5,009      73,372
   Monthly churn (%) (2)                                                 2.0%       1.7%          2.2%        3.0%
   Monthly total revenue per avg. sub. (3)                               109        104           108          90

   Operating Statistics - Residential
   Number of lines at end of period                                  178,735    169,111       178,735     169,111
   Average lines                                                     174,611    168,995       169,875     168,842
   Net adds                                                            7,892      2,640         9,624      24,824
   Monthly churn (%) (2)                                                 1.3%       1.4%          1.6%        2.6%

   Operating Statistics - Business
   Number of lines at end of period                                  116,406    121,021       116,406     121,021
   Average lines                                                     118,037    118,645       119,375     105,812
   Net adds                                                           (1,783)     7,407        (4,615)     48,548
   Monthly churn (%) (2)                                                 3.1%       2.2%          3.0%        3.5%

   Foreign Exchange rates
   MPs/C$ - at period end                                               6.60       5.75          6.60        5.75
   MPs/C$ - average for the period                                      6.48       5.85          6.14        6.03

   (1) Cash includes cash, temporary investments and notes receivable.
   (2) Monthly churn % equals the disconnected subscribers divided by the average subscribers of the quarter. (3) Total revenues divided by the average number of subscribers in the period.
------------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         BELL CANADA INTERNATIONAL INC.


Date: January 27, 2003              [Signed:  Graham E. Bagnall]
                                    -------------------------------------
                                    Name: Graham E. Bagnall
                                    Title: Vice-President and Comptroller